UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                                Trans-Elect, Inc.
                   Illinois Electric Transmission Company, LLC
                   Michigan Electric Transmission Company, LLC
                           1850 Centennial Park Drive
                                    Suite 480
                                Reston, VA 20191

                  (Name of companies and top registered holding
                    company parents filing this statement and
                    addresses of principal executive offices)
       ------------------------------------------------------------------

                                H.B.W. Schroeder
                                Trans-Elect, Inc.
                           1850 Centennial Park Drive
                                    Suite 480
                                Reston, VA 20191

                   (Name and addresses of agents for service)
                       ----------------------------------

     The Commission also is requested to send copies of any communications in connection with this matter to:

  Sharon Heaton                         Clifford M. Naeve
  Vice President, Deputy General        Paul Silverman
    Counsel, and Secretary              William C. Weeden
  Trans-Elect, Inc.                     Skadden, Arps, Slate, Meagher & Flom LLP
  1850 Centennial Park Dr., Ste 480     1440 New York Avenue, NW
  Reston, VA 20191                      Washington, D.C. 20005

                                TABLE OF CONTENTS

                                                                            Page
ITEM I:    DESCRIPTION OF PROPOSED TRANSACTION.................................1
         A.       Background and Overview of Acquisition and Requests
                  for Authority................................................1
                  1. General Request...........................................2
                  2. Overview of the Acquisition...............................2
         B.       Description of the Applicants, Their Affiliates, and
                  Other Parties to the Acquisition.............................3
                  1. Trans-Elect and its Public Utility Company Subsidiaries...3
                     a. Michigan Electric Transmission Company,
                        LLC....................................................3
                     b. Illinois Electric Transmission Company, LLC............4
                  2. Illinois Power............................................6
                  3. Trans-Elect Non-Utility Businesses........................6
                     a. Development Companies: Trans-Elect
                        NTD Path 15, LLC.......................................6
                     b. Foreign Utility Companies: Altalink LP.................7
         C.       Description of Acquisition...................................8
                  1. Background................................................8
                  2. Asset Purchase Agreement..................................9
ITEM II.   FEES, COMMISSIONS AND EXPENSES.....................................10
ITEM III.  APPLICABLE STATUTORY PROVISIONS....................................10
         A.       Undue Concentration.........................................11
         B.       Reasonableness of Consideration.............................14
         C.       Capital Structure and Corporate Structure Complication......16
                  1. Trans-Elect's Corporate Structure........................16
         D.       Compliance with State Law...................................22
         E.       Integrated Public Utility System............................23
                  1. Operational and Other Benefits...........................23
                  2. Integrated Utility System................................25
                  3. Section 11(b)(2) Issues..................................32
         F.       Post-Acquisition Financing..................................34
                  1. External Financing.......................................35
                  2. Guarantees and Other Forms of Credit Support.............41
                  3. Hedging Transaction......................................42
         G.       Other Financing Transactions................................43
                  1. Changes in Capital Stock of Subsidiaries.................43
                  2. Financing Subsidiaries...................................44
                  3. Intermediate Subsidiaries................................44

                  4. Payment of Dividends out of Capital and Unearned Surplus.46
         H.       Intrasystem Service Arrangements............................48
         I.       Tax Allocation Agreement....................................48
         J.       Rule 54 Analysis............................................50
         K.       Certificates of Notification................................50
ITEM IV.   REGULATORY APPROVAL................................................52
ITEM V.    PROCEDURE..........................................................52
ITEM VI.   EXHIBITS AND FINANCIAL STATEMENTS..................................52
         A.       Exhibits....................................................52
         B.       Financial Statements........................................53
ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS............................54

ITEM I:           DESCRIPTION OF PROPOSED TRANSACTION

A. Background and Overview of Acquisition and Requests for Authority

          Trans-Elect, Inc. ("Trans-Elect") and Illinois Electric Transmission Company, LLC ("IETC") seek in this Application/Declaration ("Application/Declaration") all approvals necessary under the Public Utility Holding Company Act of 1935 (the "Act") to acquire the transmission facilities and related non-utility assets of Illinois Power Company ("Illinois Power"). Upon acquiring the Illinois Power assets ("Acquisition"), Trans-Elect will become a registered holding company. Trans-Elect, IETC and Michigan Electric Transmission Company, LLC ("METC," and together with Trans-Elect and IETC, "Applicants") request certain authorizations relating to financing and affiliate transactions following Trans-Elect's registration with the Commission.

          The Acquisition will be accomplished pursuant to an Asset Purchase Agreement dated as of October 7, 2002, as amended as of December 12, 2002, by and among IETC, Trans-Elect, and Illinois Power (the "Purchase Agreement"). IETC agreed in the Purchase Agreement to purchase all of Illinois Power's transmission facilities and related assets, and Trans-Elect agreed to guarantee IETC's purchase obligations. Upon consummation of the Acquisition, IETC will be an electric utility within the meaning of the Act, and Trans-Elect will register as a public utility holding company under Section 5.

          Trans-Elect will hold its interest in IETC through intermediate holding companies, as described in Item I.B.1.b below. This corporate structure will permit passive, third-party investments in IETC necessary to support the Acquisition. Those investments will constitute the bulk of the equity interests in IETC. Trans-Elect's proposed corporate structure is discussed in detail in
Item III.C.1 below.

          The Acquisition will create substantial benefits for investors, consumers and the public. Trans-Elect is the nation's first, and currently the only, for-profit independent transmission company. Trans-Elect's new holding company will be financially strong, and its operating companies will derive numerous economies and efficiencies through their affiliation. The Acquisition also will promote Federal Energy Regulatory Commission ("FERC") policies for strengthening and modernizing the nation's electric transmission infrastructure and to enhance competition in the generation industry. Applicants discuss all of these benefits in detail in Item III.E.1 and 2 below.

1.       General Request

          Trans-Elect seeks Commission authorizations and approvals under Sections 6, 7, 9(a)(2), 10, 11, 12, and 13 of the Act and the Commission's rules issued under these sections in order to undertake, as more fully described below, certain transactions, including:

     o    The acquisition by Trans-Elect of IETC;

     o The acquisition, issuance and sale of securities necessary for ongoing operations of Trans-Elect and its subsidiaries, including the securing of necessary working capital, for a period of up to approximately three years from the date of the order requested by this Application/Declaration; and

     o Certain affiliate transactions, the establishment of intermediate holding companies, and the reorganization of non-utility operations.

          Trans-Elect requests that the Commission grant such other authority as may be necessary in connection with the Acquisition.

          In addition to the approvals requested in this Application/Declaration, the Acquisition also requires receipt of the approval of: (i) FERC and (ii) the Illinois Commerce Commission ("ICC"). Trans-Elect's application for FERC approval was filed on December 16, 2002 ("FERC Application") and is attached as Exhibit D-1. The ICC application was filed on November 14, 2002 and is attached as Exhibit D-3. The requisite notification will be filed with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

2.       Overview of the Acquisition

          Pursuant to the Purchase Agreement, Illinois Power will sell and transfer its interests in FERC-jurisdictional transmission assets and related tariffs, contracts, books and records to IETC. The purchase price for these assets will be $239,000,000, subject to certain adjustments as set forth in the Purchase Agreement. Trans-Elect has fully and unconditionally guaranteed each of the representations, warranties, covenants, obligations, and undertakings of IETC under the Purchase Agreement, subject to an aggregate liability not to exceed $5 million.

          Consummation of the Acquisition is conditioned on the receipt of regulatory approval by the Commission, the FERC, and the ICC.

B. Description of the Applicants, Their Affiliates, and Other Parties to the Acquisition

1.       Trans-Elect and its Public Utility Company Subsidiaries

          Trans-Elect is a Michigan corporation and an exempt public utility holding company under Section 3(a)(1) of the Act and rule 2 under the Act.1 Its principal business is the acquisition and ownership of electric transmission assets, and it is the first independent transmission company in the United States. Trans-Elect's only public utility company subsidiary at this time is METC. Trans-Elect is also a general partner in the consortium that formed AltaLink, L.P., which in April 2002, completed its acquisition of the 7,700 mile transmission system formerly owned by Trans-Alta in Calgary, Alberta.2 Through its indirect subsidiary, Trans-Elect NTD Path 15, LLC, a Delaware limited liability company ("Trans-Elect Path 15 LLC"), Trans-Elect is a participant and investor in the development of critical upgrades to the Path 15 transmission facilities located in California and ownership of transmission rights relating to those facilities.3 Trans-Elect Path 15 LLC is not a public utility company under the Act, because it does not currently own or operate any electric generation, transmission or distribution facilities. An organizational chart of the Trans-Elect system following the Acquisition appears at Exhibit A-5.

a.       Michigan Electric Transmission Company, LLC

          METC is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. It does not own generation or distribution assets and has no affiliations with any generating or distribution utility.

          Trans-Elect owns all of METC's voting securities through two intermediate holding companies. The first of these is Trans-Elect's wholly-owned subsidiary, Trans-Elect Michigan, LLC ("TEM"), a Michigan limited liability company and a Section 3(a)(1) holding company pursuant to rule 2 under the Act and the sole general partner of Michigan Transco Holdings, Limited Partnership ("MTH"), a Michigan limited partnership. MTH is a Section 3(a)(1) holding company pursuant to rule 2 and wholly owns METC. MTH's sole limited partner is SFG-V-A Inc., a

--------------------
1 Trans-Elect will reincorporate in the State of Delaware at the time the Acquisition takes place.

2 A notification of foreign utility company status under Section 33 of the Act has been filed for Altalink, L.P. in Commission File No. 73-0232.

3 These activities fall within the scope of Commission Rule 58(b)(1)(vii) under the Act.

wholly-owned indirect subsidiary of General Electric Capital Corporation.4 At the time the Acquisition takes place, both TEM and MTH will be reformed under the laws of the State of Delaware. As a result, both companies will register with the Commission under Section 5 of the Act.

          Virtually all of METC's properties are located in Michigan. METC provides services for bulk transmission of power to sub-transmission systems and distribution systems owned by others, which in turn deliver electricity to retail customers. METC's physical transmission assets, which are located almost exclusively in Michigan's Lower Peninsula, include the following:

     o 1900 miles of 345 kV transmission lines, including towers, poles and conductors; and

     o 3450 miles of 138 kV transmission lines, including towers, poles and conductors.

METC's transmission facilities located outside of Michigan are limited to telemetry equipment in the Barton Lake Substation belonging to Northern Indiana Public Service Co. This substation is the Northern Indiana Public Service Co. terminal of a 138kv transmission interconnection with METC's Batavia substation. METC's ownership of the 138kv transmission line does not extend into Indiana. The telemetry equipment at the Barton Lake Substation monitors the status of the circuit breakers at that substation, as well as the flow of power on the line, and voltage levels. This equipment is used solely for monitoring activity at the substation, and is not for control of the substation. It serves to provide METC personnel with information they need to operate the METC transmission assets. Control of the power transmission equipment at Barton Lake rests solely with Northern Indiana Public Service Co. METC transmission facilities interconnect with the transmission systems of Toledo Edison and Northern Indiana Public Service Co. at or near the Michigan state line. METC has numerous other interconnections within Michigan with the systems of American Electric Power, Edison Sault and International Transmission Company. These systems can be used to transmit power across the Michigan state line.

b.       Illinois Electric Transmission Company, LLC

          IETC is a Delaware limited liability company that was created on July 31, 2002. IETC will own and operate the transmission assets acquired from Illinois Power. Trans-Elect will own all of IETC's voting securities indirectly

--------------------
4 On April 26, 2002, the Commission staff issued a no-action letter with respect to General Electric Capital Corporation's participation as a limited partner in Michigan Transco. A copy of that letter is attached as Exhibit D-5.

through two levels of holding companies. Trans-Elect's wholly-owned subsidiary, Trans-Elect Illinois, LLC, a Delaware limited liability company ("TEI"), will be the sole general partner of Illinois Transco Holdings, LP ("ITH"), a Delaware limited partnership and will manage that company's business. ITH will be the sole member of IETC. Because they are formed under the laws of Delaware, each of TEI and ITH will become a registered holding company under the Act following completion of the Acquisition. Trans-Elect's investment in IETC will be not more than $5 million. The remaining investment in this company will come from AIG Highstar Capital, L.P. ("Highstar") and certain banks.

          Highstar is the limited partner in ITH. Highstar will hold an 85 percent preferred limited partnership equity interest in ITH and will have consent rights regarding certain extraordinary matters and other transactions that might materially affect its investment. These rights are similar to the rights granted to debt holders by means of negative covenants in debt instruments. Highstar thus will have a limited role in the partnership, which primarily involves contributing the equity portion of the transaction. As a purely passive investor, Highstar will not be a public utility holding company under the Act.5

          IETC will acquire the transmission lines and related facilities currently owned by Illinois Power, all of which are located in Illinois. Similar to METC, IETC will use these facilities to provide services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn will deliver energy to retail customers. IETC's transmission assets will include the following:

     o 515 miles of 345 kV transmission lines, including towers, poles and conductors; and

     o 1297 miles of 138 kV transmission lines, including towers, poles and conductors.

          The IETC transmission system will interconnect with the transmission and distribution facilities of a number of transmission owners, distribution utilities, municipalities, and cooperatives, the largest of which include:
Illinois Power; Central Illinois Public Service Company and Union Electric Company, subsidiaries of Ameren Corp.; American Electric Power and its subsidiary, Indiana & Michigan Electric Company; Commonwealth Edison Company; Central Illinois Light Company (which is being acquired by Ameren); and the Tennessee Valley Authority.


--------------------
5 Highstar will separately file with the Commission a request for a no-action letter confirming that the Commission would not seek to treat it as a public utility holding company under the Act.

2.       Illinois Power

          Illinois Power is a public utility operating company and indirect wholly-owned subsidiary of Dynegy Inc. Illinois Power currently is engaged in the transmission, distribution, and sale of electric energy and the distribution, transportation, and sale of natural gas in the State of Illinois. Its retail operations are subject to the jurisdiction of the ICC. Illinois Power owns 515 miles of 345 kV transmission lines and 1297 miles of 138 kV transmission lines.

3.       Trans-Elect Non-Utility Businesses

          Trans-Elect's owns limited non-utility businesses. These fall into two categories: development companies and foreign utility companies. Trans-Elect owns the companies in each class through intermediate companies. The following provides a summary of each non-utility company in which Trans-Elect has an ownership interest and its intermediate ownership structure:

a. Development Companies: Trans-Elect NTD Path 15, LLC

          TE Path 15 is a wholly owned subsidiary of Trans-Elect NTD Holdings Path 15, LLC ("TE NTD Holdings Path 15") which is a wholly-owned, direct subsidiary of New Transmission Development Company ("NTD"). The development activities of TE Path 15 are currently being funded by development loans of up to $11 million from the three parties that, either directly or through assignees, hold options to become equity investors in TE NTD Holdings Path 15. NTD has also committed to provide up to $1.5 million in development equity funding under certain conditions if the $11 million in development loans is not sufficient, and Trans-Elect has guaranteed this obligation until NTD has acquired sufficient liquidity to perform this obligation. Development loan funding is being used to permit completion of certain project activities prior to construction funding by third party lenders, which is expected to occur on or about June 20, 2003. On the construction financing date, the development loans will be repaid and the equity participants will commit a total of $65 to $85 million in equity contributions to support construction financing. Under the term sheet negotiated with the development lenders, NTD would hold a majority of the voting interests and a 15% interest in distributions after a preferred return is paid to the investors. NTD would also receive a preferred interest equal to 2.62% of the total preferred interests.

          TE Path 15 will develop and construct a $277 million regulated transmission line along Path 15 in Central California (the "Path 15 Upgrade") along with Western Area Power Administration ("Western") and Pacific Gas & Electric Company ("PG&E"). The existing Path 15 transmission corridor encompasses two high voltage transmission lines that extend from southern

California to northern California, facilitating the movement of power from the Pacific Northwest to southern California in the summer and from generators in southern California to northern California in the winter. The Path 15 Upgrade will consist of the addition of a 84 mile, 500-kilovolt transmission line along Path 15, with associated modifications to existing substations, that will increase capacity to the north by 1500 MW, to 5,400 megawatts, while also boosting southbound deliveries.

          The Path 15 Upgrade is being built to alleviate the chronic congestion that exists between surplus demand in northern California and surplus generation in southern California and is fundamental to the enhancement of electric transmission system reliability in California. The expansion of Path 15 is one of FERC's highest priorities. According to FERC Chairman Pat Wood, "The need for this line has been made and proven more than just about any other transmission project in history." In its order accepting certain proposed rate treatments in connection with this expansion, FERC stated that "[i]t generally is recognized that serious transmission congestion plagues the California energy markets, particularly along Path 15, and that the upgrades will provide much needed transmission capacity to Northern California" which this project would help alleviate.6 In finding Trans-Elect was entitled to certain rate incentives as a means to have this project move forward, the FERC noted that Trans-Elect is the "first independent transco" and that "no comparable independent firms are currently engaged in such activities."7

          The other participants in this project are Western and PG&E.
Western will own the transmission line and associated land. PG&E will perform upgrades to its pre-existing substations and 230kV enhancements. Construction of the Path 15 Upgrade is due to commence in early June 2003, with commercial operation expected in late 2004. TE Path 15 will receive transmission system rights on the Path 15 upgrade, but will not own any interest in physical assets. TE Path 15 will finance 82% of the project and will own long-term transmission capacity rights for approximately 72% of the capacity. TE Path 15 will sell these rights to the California Independent System Operator. This activity constitutes an energy-related activity that has a close connection with Trans-Elect's core utility expertise. It is qualitatively similar to the brokering and marketing of energy commodities authorized under Commission Rule 58(b)(1)(v) under the Act, and Trans-Elect requests that the Commission authorize Trans-Elect Path 15 LLC to engage in it.

b. Foreign Utility Companies: Altalink LP

          Trans-Elect indirectly owns 50 percent of the voting securities of Altalink LP ("Altalink"), a foreign utility company ("FUCO") under Section 33 of

--------------------
6 W. Area Power Admin., 99 FERC Paragraph 61,306 at 62,276, order on reh'g, 100 FERC 61,331 at Paragraph 9 (2002).

7         100 FERC at Paragraph 9.

the Act.8 AltaLink holds 100 percent of the beneficial ownership of a 7,700 mile transmission system in Alberta, Canada. Trans-Elect holds this interest through its wholly-owned subsidiary, TEI Canada Corporation, Inc. ("TEI Canada"), whose wholly-owned subsidiary TE-TAU, Inc., a Delaware corporation, owns 50 percent of the common stock of AltaLink Management LTD, ("AltaLink Management"), an Alberta corporation. AltaLink Management holds 100 percent of the legal ownership of those assets to the Altalink utility assets. Further, AltaLink Management controls AltaLink through its 0.1 percent general partner interest in AltaLink. SNC-Lavalin Inc., a Canadian corporation, owns, indirectly through two wholly-owned subsidiaries, 942064 Alberta Ltd. and SNC-Lavalin Energy Alberta Ltd, each an Alberta corporation, the other 50 percent of common stock of AltaLink Management.

C.       Description of Acquisition

1.       Background

          Trans-Elect is this country's only independent, for-profit electric transmission company. In authorizing Trans-Elect's acquisition of METC, the FERC recognized that, as the first U.S. sale of transmission assets by an investor-owned utility to an independent, stand-alone transmission company, the transaction "furthers . . . [FERC]'s open access and RTO initiatives, accelerates the transition to competitive regional bulk power markets, and will result in significant benefits to [METC]'s customers."9 FERC also recognized Trans-Elect's independence from "any market participant" as among the "benefits associated with formation of an independent stand-alone transmission business."10 In a recent proposed policy statement on transmission rates for transmission owners operating within RTOs, FERC once again expressed a strong preference for independent transmission companies such as METC, i.e., transmission facility owner/operators that have no active or passive owners that are generation market participants. FERC also expressed a strong preference for such companies over passive investors in generation assets that have no affiliations with market participants. FERC noted in that order that to date

--------------------
8         See Form U-57 filed in Commission file No. 73-00232.

9 See Trans-Elect, Inc., et al., 98 FERC Paragraph 61,142, order on reh'g, 98 FERC Paragraph 61,368 at 62,590 (2002). The term "RTO" refers to a regional transmission organization, which is an entity established in accordance with FERC policy and oversight and is intended to ensure the independent control and operation of electric transmission systems.

10        Id. at 61,419.

METC is the only company that meets all of the criteria of the type of independent transmission it wishes to promote.11

          Trans-Elect's acquisition of the Illinois Power transmission assets represents the next step in Trans-Elect's business plan to establish a network of truly independent, for-profit transmission companies under the umbrella of the RTOs forming in response to FERC's regulatory initiatives. This business plan plays a critical role in bringing about true competition in the electric generation sector through ensuring that transmission service is provided in a fair and non-discriminatory manner, without regard to corporate affiliation, by an entity that is within an RTO and is not affiliated with any generation or distribution market participant.

2.       Asset Purchase Agreement

          The Purchase Agreement, attached at Exhibit I to the FERC Application, sets forth the terms and conditions under which Illinois Power will sell and transfer to IETC all of Illinois Power's interests in FERC-jurisdictional transmission assets and related tariffs, contracts, books and records. Subject to certain exceptions, Illinois Power represents that the assets to be transferred are all the tangible and intangible assets used by Illinois Power to provide FERC-regulated transmission services and that such assets are sufficient to continue the provision of such transmission services. The purchase price for these assets will be $239,000,000, subject to certain adjustments as set forth in the Purchase Agreement.

          As noted above, Trans-Elect has fully and unconditionally guaranteed each of the representations, warranties, covenants, obligations, and undertakings of IETC under the Purchase Agreement. However, Trans-Elect's aggregate investment and associated liability in all circumstances under this guaranty shall not exceed $5 million.

          The Purchase Agreement conditions the ultimate transfer of assets on regulatory approval by the Commission, the FERC, and the ICC, and the satisfaction of HSR Act requirements. If the Acquisition does not close on or before July 7, 2003 (unless extended by agreement), either IETC or Illinois Power may terminate the Purchase Agreement, provided that the failure to close is not a result of the material breach by the party seeking to terminate. Upon consummation of the Acquisition, Trans-Elect, TEI, ITH, TEM, and MTH will register with the Commission as a public utility holding company under Section 5 of the Act.

--------------------
11 See, Proposed Pricing Policy for Efficient Operation and Expansion of Transmission Grid, 102 FERC Paragraph 61,032 (2002) at Paragraphs 5, 16, 26, n. 28 and passim.

ITEM II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses that shall be paid or incurred, directly or indirectly, in connection with the Acquisition are estimated as follows:

                                                                       Thousands

  Accountants' fees.......................................................     *
  Legal fees and expenses.................................................     *
  Shareholder communication and proxy solicitation expenses...............     *
  NYSE listing fee........................................................     *
  Pacific Stock Exchange listing fee......................................     *
  Exchanging, printing and engraving stock certificates expenses..........     *
  Investment bankers' fees and expenses...................................     *
  Consulting fees.........................................................     *
  Miscellaneous ..........................................................     *

           Total..........................................................     *

(*) To be filed by amendment

          The total fees, commissions and expenses expected to be incurred for transaction and regulatory processing costs will be filed by amendment.

ITEM III.  APPLICABLE STATUTORY PROVISIONS

          The following Sections of the Act and Commission rules relate to the
Acquisition:

Section or Rule
Under the Act                       Action to Which Section or Rule Relates
-------------                       ---------------------------------------

5 Registration of Trans-Elect, TEI, ITH, TEM, and MTH under the Act

6,7 and rules thereunder            Issuance of securities related to financing
                                    the acquisition of the Illinois Power
                                    transmission facilities and to financing the operations of Trans-Elect and its subsidiaries following Trans-Elect's registration with the Commission under
                                    Section 5.

9, 10, 11, 12 and rules             Acquisition of IETC by Trans-Elect
thereunder

13 and rules thereunder             Service and other affiliate transactions
                                    following Trans-Elect's registration under
                                    Section 5.

          Section 9(a) (2) of the Act makes it unlawful, without Commission approval under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any securities of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."
Section 2(a)(11)(A) of the Act defines an "affiliate" of a specified company as "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

          Section 10 of the Act incorporates the requirements and policies of Sections 8 and 11 of the Act into the authorization process. Trans-Elect addresses the issues raised by the Acquisition under Sections 8, 9, 10 and 11 below and demonstrates that the Acquisition and the related transactions for which it is seeking authority satisfy the requirements, standards and policies of the Act.

          As set forth more fully below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

     o the Acquisition does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers;

     o the consideration to be paid by Trans-Elect in connection with the Acquisition is reasonable and fair in relation to the utility assets underlying the IETC securities to be acquired;

     o the Acquisition will not result in an unduly complicated capital or corporate structure for the Trans-Elect system;

     o    the Acquisition will comply with all applicable state laws;

     o the Acquisition tends towards the economical and efficient development of an integrated public utility system; and

     o    the Acquisition is consistent with Sections 8 and 11 of the Act.

         A.  Undue Concentration

          The Acquisition Does Not Tend Towards Interlocking Relations or the Concentration of Control of Public Utility Companies to the Detriment of the Public Interest or the Interest of Investors or Consumers.

          Section 10(b)(1) of the Act requires the Commission to approve an acquisition unless it finds that it "will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

          All mergers create new links between previously unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). Section 10(b)(1) seeks to prevent only certain types of business combinations, primarily those that do not contribute to improved operations. The Acquisition will not create any such combinations. On the contrary, the Acquisition is driven in large part by the operational benefits it will create. Trans-Elect expects to hire management to lead the daily operations of IETC. As limited liability companies, neither IETC nor METC has a board of directors. Trans-Elect, as the ultimate managing member of these companies, will perform those functions with respect to those companies that are normally preformed by a board of directors in a corporation. These functions will be performed pursuant to a management services agreement between Trans-Elect and the public utility operating company. The operations of IETC and METC thus will be overseen by Trans-Elect management which performs a similar function in connection with Trans-Elect's Canadian assets and the development of Path 15.

          These interlocking relationships are necessary to integrate METC and IETC fully into single utility system. These relations promote the sharing of best practices, investment opportunity identification, strategic and operational coordination and are generally beneficial to the protected interests under the Act. These types of interlocking relationships will therefore be in the public interest and the interests of investors and consumers and are not prohibited by the Act.

          The Commission evaluates new relationships among utilities under
Section 10(b)(1) from both quantitative and qualitative standpoints. In administering the Act, the Commission seeks to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). This means the Commission must determine whether the acquisition can create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). As explained below, the Acquisition will not create a "huge, complex, and irrational system." Rather, it will produce a new transmission system that creates opportunities for economies of scale and access to resources that would not be available absent the combination. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18, 1991).

          This concern with concentration and scale reflects, in part, an assumption that overly large entities can restrict competition to the detriment of consumers and the public generally, i.e., issues that are part of general antitrust policy. The Commission has noted, however, that these issues assume a substantially different aspect in an industry that traditionally has been viewed as a natural monopoly and that retains monopoly status to a large extent. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." The effect of the Acquisition on competition will be fully explored by several agencies. Trans-Elect will file Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") pursuant to the HSR Act.

          In addition, FERC will consider the Acquisition's competitive impact pursuant to Section 203 of the Federal Power Act. 16 U.S.C. Section 824b. As explained more fully in the FERC Application, a copy of which is attached hereto as Exhibit C-5, the Acquisition will not have an adverse effect on competition. That application notes that because neither IETC, Trans-Elect nor any company owned by Trans-Elect owns any generation facilities or makes power sales, the Acquisition does not raise any concerns connected with concentration in the generation and wholesale power sales markets, which are FERC's primary concern when assessing transactions under Section 203. It also notes that the Acquisition does not raise any concerns with respect to the ownership of transmission facilities given that the IETC and METC transmission systems do not overlap.

          The FERC application also explains that the Acquisition will have a positive effect on competition generally. This is because it will help ensure that transmission service is provided in a fair and non-discriminatory manner, without regard to corporate affiliation, by an entity that is within an RTO and is not affiliated with any market participant. Trans-Elect and IETC prepared a cost-benefit analysis that shows the Acquisition will result in commitments to consider increased transmission investment that will allow customers the potential for increased access to more varied and less expensive generation options, which is a fundamental goal of FERC Order No. 2000 and FERC's RTO orders. In addition, FERC previously noted that it expected that METC's acquisition of transmission assets in Michigan would "enhance competition." Trans-Elect, 98 FERC Paragraph 61,142 at 61,419, order on reh'g, 98 FERC Paragraph 61,368 (2002).

          It is important to note that under the FERC's regulatory initiatives, operations and control of the transmission grid system will rest functionally with the RTO or other Independent Transmission Provider, not individual transmission companies such as METC or IETC.12 METC is, and IETC will become, a member of the Midwest Independent Transmission System Operator, Inc. ("MISO"). MISO will have "functional control" over the transmission assets of its individual members. While the members are responsible for carrying out day-to-day technical functions relating to their assets, MISO maintains control of the overall strategic functions of the transmission grid. While individual owners take care of such tasks as opening and closing breakers, adjusting voltage levels, and dispatching generation, MISO monitors the system, takes requests for access to the system, orders re-dispatch of generation to relieve overloads, institutes the North American Electric Reliability Council Transmission Line Relief program to prevent/relieve overloads, and gives orders when transmission owners are either not capable of responding to a problem, or delay in doing so.

          This means that the Acquisition will have essentially no effect on concentration of control from the standpoint of system operations. The combination of METC and IETC will cause no increase in operational control over any part of the transmission grid.

          The Acquisition thus will not "tend toward interlocking relations or the concentration of control" of public utility companies that is detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1). In addition, in order to approve this Acquisition, FERC will need to conclude that the Acquisition does not raise competitive concerns. The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such findings. See City of Holyoke v. SEC, supra at 363-364, quoting Wisconsin's Environmental Decade, Inc.
v. SEC, supra at 527.

B.       Reasonableness of Consideration

          The Consideration to be Paid by Trans-Elect in Connection with the Acquisition is Reasonable and Fair in Relation to the Utility Assets and Securities to be Acquired.

          Section 10(b)(2) of the Act requires that the Commission shall approve an acquisition unless it finds that "in the case of the acquisition of

--------------------
12 18 C.F.R.Section 35.34(j)(3) (RTO characteristic 3); Regional Transmission Organizations, Order No. 2000, 1996-2000 FERC Stats. and Regs., Regs. Preambles Paragraph 31,089, at 31,090 (1999). See also Remedying Undue Discrimination Through Open Access Transmission Service and Standard Electricity Market Design, Notice of Proposed Rulemaking, IV FERC Stats. & Regs. Paragraph 32,563 at pp. 125-26
          (2002) ("SMD NOPR").

securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

          Trans-Elect is unaffiliated with Illinois Power, and the Acquisition has been arranged through arm's-length negotiations conducted by Trans-Elect with the assistance of a range of expert consultants. In September 2001, Illinois Power selected Trans-Elect as the preferred bidder for the assets in question. The parties commenced direct negotiations on several financial and regulatory structures that culminated in the signing of the Purchase Agreement on October 7, 2002. During this approximately one year period, Trans-Elect engaged several financial and technical consultants, legal and regulatory counsel and others to assist in the due diligence efforts and in the finalization of the documentation for the transaction. The Commission has recognized the assistance of independent consultants in setting consideration as evidence that the requirements of Section 10(b)(2) have been met. Southern Co., supra; SV Ventures, Inc., Holding Co. Act Release No. 24579A (Feb. 26, 1988).

          Evaluating the reasonableness of consideration under the Act also involves an inquiry into the reasonableness of the fees paid by the acquirer in connection with the acquisition. As set forth in Item 2 of this Application/Declaration, Applicants together expect to incur a combined total of approximately $__* million in fees, commissions and expenses in connection with the Acquisition. This amount represents __%* (based on a purchase price of approximately $239 million) of the value of the consideration to be paid by Trans-Elect for the assets acquired in the Acquisition. (* To be filed by amendment.)

          This percentage is consistent with acquisitions financed using project finance techniques, including the acquisition of the METC assets. The fees include the costs of issuing both debt and equity in the project finance markets, as well as the costs of valuation experts, financial advisors, technical consultants, and attorney support associated with transactions of this type. Because project-type financings rely solely on the cash flows from the project entities without recourse to corporate balance sheets, investors require a high level of due diligence and relatively high initial issuance fees. Trans-Elect incurred fees, commissions and expenses in connection acquisition of the METC transmission assets of approximately 7.5% of the $288 million purchase price.

          Based on this analysis and in light of the size and complexity of the Acquisition relative to other transactions, the overall fees, commissions and expenses that Trans-Elect has incurred or will incur in connection with the Acquisition are reasonable, fair and consistent with industry standards and bear a fair relation to the sums invested in, and the earning capacity of, the utility and other assets of Illinois Power.

C.       Capital Structure and Corporate Structure Complication

          The Acquisition Does Not Cause the Trans-Elect System to Have an Unduly Complicated Capital Structure or Corporate Structure.

          Sections 10(b)(3), 11(a) and 11(b)(2) of the Act require that Trans-Elect's capital and corporate structures following the Acquisition not be unduly complicated and that voting power among holding company security holders be fairly and equitably distributed.13

1.       Trans-Elect's Corporate Structure

          Trans-Elect's corporate structure following the Acquisition will not be unduly complicated and will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system. Exhibit A-5 to this Application/Declaration illustrates Trans-Elect's post-Acquisition structure. As shown in this exhibit, the Trans-Elect utility holding company system will be simple, consisting of Trans-Elect and two indirect public utility company subsidiaries, METC and IETC. METC and IETC each

--------------------
13 Specifically, Section 10(b)(3) of the Act requires the Commission to approve an acquisition unless it finds that it "will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system." Section 11(a) requires the Commission to examine the corporate structure of a registered holding company system "to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system."
          Section 11(b)(2) requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to eliminate "great grandfather" holding company structures, i.e., to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company."

will be held indirectly through two intermediate holding companies.14 This structure will facilitate acquisition of interests in these companies by passive third-party investors.15

          As Exhibit FS-1B to this Application/Declaration demonstrates, Trans-Elect estimates that its consolidated preferred and common equity ratio will be 25.8 percent (calculated using GAAP rules) at the time it closes the acquisition of the Illinois Power facilities.16 At December 31, 2003, the estimated preferred and common equity ratio of METC will be 30.2 percent and that of IETC will be 48.3 percent.

          Applicants acknowledge that this analysis of Trans-Elect's consolidated equity component differs from that required by established Commission policy, in that it includes both common and preferred equity. Applicants submit that this approach is appropriate under the circumstances for several reasons. First of all, Trans-Elect is a startup company and does not have ready access to the traditional financing sources available to established registered holding companies. Trans-Elect must rely largely on financing from large financial institutions and institutional private equity investors. The financing they provide is limited to debt and preferred equity. However, these institutions are highly sophisticated investors and are fully capable of protecting their interests.

--------------------
14 As discussed below, while this structure technically raises an issue under Section 11(b)(2), the use of two levels of holding companies below Trans-Elect raises an issue under the "great-grandfather" clause of Section 11(b)(2). However good cause exists for the Commission to "look through" the additional holding company level as it has done in a number of prior cases.

15 Trans-Elect intends ultimately to eliminate this third-party investment and "roll-up" its ownership in METC and IETC, resulting in a corporate structure that resembles more closely a traditional registered holding company system. In both the METC and IETC equity agreements with the third party investors, there are provisions that allow for the investors to exchange their indirect interests in METC and IETC, respectively, for a direct (but passive and non-controlling) equity interest in Trans-Elect. This exchange would be based upon fair market valuations of Trans-Elect on one hand, and METC and IETC on the other.

16 Following the completion of the proposed "roll-up" and within the following year Trans-Elect estimates that its consolidated preferred and common stock ratio will be 23.3 percent, and, absent any new acquisitions, will rise to 27.1 percent in 2004, and reach approximately 37.6 percent in 2006. As indicated above, Trans-Elect's two operating transmission subsidiaries will have a preferred and common equity ratio above 30 percent in 2003. However, Trans-Elect estimates that the preferred and common equity ratio of IETC and METC, will reach 50 percent and 46 percent, respectively, by year-end 2006.

Therefore divergence from traditional Commission policy in this respect does not threaten the interests of investors. In addition, Trans-Elect's utility subsidiaries do not serve retail customers, and their operations are closely regulated by FERC. For this reason the interests of consumers are not threatened. Finally, once Trans-Elect has acquired a critical mass of assets, it intends to access traditional equity markets and refund the financing supplied by sophisticated institutional investors in its initial development phase. Until that occurs, however, the policy underlying the Commission's traditional capitalization policies should not be deemed to apply to Trans-Elect.

          Restructuring of the United States electric industry, however, calls for a reassessment of the Commission's traditional standards in certain circumstances. The traditional standard was attuned to the issues characteristic of a world of vertically-integrated utilities. As implemented by many states and at the federal level, restructuring often includes the unbundling of the basic components of vertically-integrated utilities, i.e., their generation, transmission, and distribution operations. Each of these functions possesses a distinct risk profile, and if a company operates in only one of the three traditional functions, the adequacy of its capital structure will depend, in part, on the specific risks inherent in its operations. Two critical features characterize transmission-only operations in this respect:

         i) Electric transmission by public utilities in the US is regulated solely by FERC irrespective of state boundaries and the FERC is committed to setting rates on the basis of the costs of operating the system, including a reasonable return to shareholders.

         ii) Electric transmission operations have lower business risks than vertically integrated operations because they are not exposed to the volatility inherent in the generation or distribution sectors.

These facts make strict adherence to the Commission's traditional capitalization standards less critical in the case of a company like Trans-Elect. The following analysis explains this conclusion in detail.

          The capital markets tend to focus on credit ratings when evaluating the financial safety and soundness of a company's capital structure or that of an aligned group of companies. Specifically, the markets consider whether or not an entity has received an investment grade credit rating from a nationally recognized statistical rating organization. A number of factors go into determining a credit rating, the key factors being business risk, financial leverage, and stability of cash flows. Transmission sector operations have a lower business risk profile and greater cash-flow stability and can therefore support greater financial leverage at an investment grade rating than can operations in the generation and distribution sectors. Specifically, the combination of these factors support an initial modest reduction in the consolidated common equity component of Trans-Elect to between 20 and 25 percent.
                                       18

          The lower risks inherent in the transmission sector can be attributed to the following factors:

         i. Monopoly Power: Transmission constitutes a natural monopoly, which means that competing investment will not create a duplicate network.

         ii. Long-life assets: Technological advances cannot make the existing network obsolete.

         iii. Tightly regulated and stable revenues: Unlike the sale of power by vertically-integrated utilities, close to 100 percent of transmission revenue is tightly regulated by the FERC using cost of service standards. Under FERC ratemaking principals, the transmission owner is entitled to charge just and reasonable rates, which include a reasonable rate of return on invested capital. In some cases, transmission utilities operate under a formula rate that adjusts each year in order to ensure that the utility recovers its cost of service.

         iv. No commodity risk: Transmission utilities transport energy for a fee. Transmission-only utilities do not take ownership of the commodity, and are thereby insulated from large swings in electricity prices that can have a substantial effect on generation and energy retailers.

The low inherent risk of transmission operations that these factors create allow independent transmission companies to sustain investment grade characteristics with higher consolidated financial leverage than other utilities.

          Disaggregation in the electric utility industry has led capital markets and the rating agencies to undertake a formal re-evaluation of the business risk inherent in each segment of that industry. Standard & Poor's ("S&P") utilizes a business profile scale of 1-10, with 1 being the strongest business profile (i.e. the least risky), and 10 the weakest business profile (i.e., the most risky). In a series of recently published articles, S&P established the following criteria for the different segments of the electric utility industry:

                          S&P Business Profile Ratings*

----------------------------------------- --------------------------------------
                Entity                             Business Risk Rating
----------------------------------------- --------------------------------------
          Integrated Utility                                3-7
----------------------------------------- --------------------------------------
             Transmission                                   1-2
----------------------------------------- --------------------------------------
             Distribution                                   2-5
----------------------------------------- --------------------------------------
          Generation/Retail                                 4-8
----------------------------------------- --------------------------------------
*Standard & Poor's International Utility Ratings and Ratios, September, 2001

          These varying levels of risk have led to new and varying standards for the leverage that is consistent with an investment grade credit rating in the different sectors of the electric industry. Historically, to achieve an investment grade credit rating, vertically integrated utilities were limited to a maximum of 60 to 70 percent of debt in their capital structure. However, S&P has established the following guidelines for the disaggregated electric utility industry:

             S&P Utility Total Debt to Total Debt to Capital Ratios*

------------------------------ ------------------------ -----------------------
           Entity                    S&P A Rated          S&P BBB Rated
------------------------------ ------------------------ -----------------------
     Integrated Utility                25-45%                60-75%
------------------------------ ------------------------ -----------------------
        Transmission                   55-70%                65-80%
------------------------------ ------------------------ -----------------------
        Distribution                   40-60%                55-80%
------------------------------ ------------------------ -----------------------
      Generation/Retail                30-45%                35-50%
------------------------------ ------------------------ -----------------------
*Standard & Poor's International Utility Ratings and Ratios, September, 2001

          METC and Altalink have received investment grade credit ratings with initial consolidated leverage of between 76 to 83 percent on the assets.


                         Trans-Elect Subsidiary Ratings

----------------- ---------------- -------------- --------------- --------------
   Subsidiary       Initial Opco      Initial       Operating        Holding
                      Leverage     Consolidated      Company         Company
                                     Leverage
----------------- ---------------- -------------- --------------- --------------
    AltaLink            60%             83%             A-            BBB-
----------------- ---------------- -------------- --------------- --------------
      METC              73%             82%            Baa2           Baa3
----------------- ---------------- -------------- --------------- --------------
      IETC              51%             76%          Unrated*       Unrated*
----------------- ---------------- -------------- --------------- --------------
*IETC has not yet received ratings, but preliminary discussions with rating agencies indicate that investment grade ratings at both the operating and holding company levels are attainable from at least one agency.

          Cash flows from transmission operations are highly stable and predictable because transmission rates are based on cost of service. This allows transmission owners to recover a revenue requirement approved by the relevant regulatory body. Both AltaLink and IETC will operate under a cost of service formula rate which automatically adjusts transmission rates each year to reflect changing costs and volumes. METC will operate under a cost of service based rate, referred to as a "stated rate," through 2005, with revenues based on monthly peak loads providing very predictable cash flows. After 2005, METC will be able to continue using a stated rate or switch to a formula rate. If a utility is unable to recover its cost of service, it can file with FERC (or the Alberta Energy and Utilities Board in AltaLink's case) to adjust its rates. This can provide considerable financial protection.

          The cash flow stability of transmission operations contrasts starkly to that of generation operations - which is subject to commodity price risk - and distribution operations - which is subject to less consistent state regulatory actions on retail rates, regional energy demand, commodity price risk where large swings in energy costs can not always be passed through to ratepayers (i.e., in California and the Western US), and customer credit risk. These risks either are not present in transmission systems or have been mitigated through financial means.

          In explaining its position on registered holding company capitalization ratios, the Commission has stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."17 The Commission also noted that it seeks "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."18 The Commission has also stated that the purpose of its capitalization standards is "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."19

          On the other hand, the Commission has permitted quite significant departures from its traditional standards in special circumstances. In the 1950s, it permitted the formation of public utility companies and the issuance of securities resulting in common equity ratios of approximately five percent where the public utility companies were formed to construct, own and operate generating facilities the output of which was sold to the Atomic Energy Commission ("AEC") under long-term contracts. For example, in Mississippi Valley Generating Co.,20 the Commission approved the acquisition of interests by two registered holding companies in Mississippi Valley Generating Company ("MVG") and the issuance of securities by MVG that resulted in a capital structure of

--------------------
17 Announcement of Study by Division of Corporate Regulation of the Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. (Sept. 5, 1956) (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at
          99).

18 Id., 3-4 (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15,
          1951).

19 U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 43 (June 1995).

20 Mississippi Valley Generating Co., Holding Co. Act Release No. 12794 (Feb. 9, 1955).

94.2 percent debt and 5.8 percent equity. MVG was formed to construct, own and operate a generating facility the output of which would be sold to a project sponsored by the AEC pursuant to a 25-year contract. In approving the application, the Commission emphasized the stability of income due to the long-term contract guaranteed by the AEC. The Commission specifically noted that "the power contracts with the AEC involved no undue risk to the security holders despite the high ratio of debt financing."21 The Commission also noted that at the end of the 25-year contract term the debt outstanding would represent approximately 80% of MVG's total capitalization.22

          Ample precedent thus exist for the Commission to exercise significant flexibility in special circumstances. As noted above, the capital structure that Trans-Elect is proposing in no way prejudices the interests of investors or consumers. For the reasons stated above, the Acquisition will not unduly complicate the Trans-Elect system's capital and corporate structure.

D.        Compliance with State Law

          The Acquisition is Consistent with State Law.

          The Trans-Elect system currently consists, and following completion of the Acquisition will continue to consist, exclusively of transmission assets. Under the Federal Power Act, the provision of service over such transmission assets is regulated exclusively by the FERC. 16 U.S.C. Sections 824, 824d, 824e
(1994). IETC will be a public utility regulated by the State of Illinois, and will require ICC approval for certain activities necessary to complete the transaction. Going forward, the ICC has jurisdiction over certain aspects of IETC's business, including siting of facilities and inter-corporate relations, but this jurisdiction does not extend to IETC's core transmission operations, including rates and terms of service, which are regulated exclusively by the FERC. IETC and Illinois Power each have filed for all necessary state approvals related to the Acquisition, attached hereto at Exhibit D-4, which must be received prior to closing the Acquisition. Once approved, the Acquisition will be fully consistent with state law.23

--------------------
21        Id.

22 Id. See also Ohio Valley Elec. Co., Holding Co. Act Release No. 11578 (Nov. 7, 1952) (authorizing a 95/5 initial capital structure); Central Ill. Pub. Serv. Co., Holding Co. Act Release No. 10340 (Jan. 15, 1951) (authorizing a 95/5 initial capital structure); Electric Energy, Inc., Holding Co. Act Release No. 10639 (June 26, 1951).

23 Section 10(c)(1) of the Act prohibits the Commission from approving "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11."

E.       Integrated Public Utility System

          The Acquisition Tends Towards the Economical and Efficient Development of an Integrated Public Utility System.

          The Acquisition will produce substantial operational benefits for both METC and IETC and will otherwise satisfy the technical integration requirements for registered holding company utility systems.24

1.       Operational and Other Benefits


          Trans-Elect's management team has almost 200 years of combined utility experience that is relevant to the operation of METC and IETC. This includes senior level expertise in the areas of finance, law, regulatory policy, and

--------------------
          Section 8 of the Act makes it unlawful for a registered holding company or subsidiary to have or acquire an interest in an electric and gas utility serving substantially the same territory if state law would prohibit such combination ownership. Following completion of the Acquisition, the Trans-Elect system will consist exclusively of electric utility assets used for the transmission of electricity. Finally, Section 10(f) of the Act prohibits the Commission from approving an application regarding an acquisition unless it appears that the applicants have complied with all applicable state laws (except where such compliance would conflict with Section 11 of the Act).

24 Section 10(c)(2) of the Act prevents the Commission from approving "the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system." Section 11(b)(1) of the Act requires the Commission to limit the operations of the holding-company system to a single integrated public-utility system and one or more additional integrated public utility systems if the Commission finds that "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such systems; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

operations. In addition, Trans-Elect's operating policy of maintaining localized operational presences in the areas that it serves, coupled with a corporate policy of providing avenues for the identification of best practices among the affiliates, means that METC and IETC will obtain the benefits of the best practices of both. By combining the benefits of locally sited and controlled operations along with the large company benefits of internal best practices identification, Trans-Elect will combine the benefits of economy of scale with a speed of execution that can elude a large, centralized organization.

          While some of the economies and efficiencies Trans-Elect expects the Acquisition to create will be fully realized only in the longer term, they are properly considered in determining whether its new system will meet the standards of Section 10(c)(2). See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). The Commission also has recognized that even if some potential benefits cannot be estimated precisely, they nonetheless are entitled to consideration in this context: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

          Trans-Elect will act to optimize the activities of the METC and IETC as affiliates using Trans-Elect's Director of Operations as the focal point. Other aspects of the operations of these the two companies will be brought together on a regular basis to review their performance, and identify areas of best practice that can shared among METC and IETC.

          Trans-Elect will utilize a shared RTO representation function for METC and IETC. FERC legal representation will be handled by Trans-Elect for both companies. The same Public Accounting firm will audit the books of the two companies, as well as those of Trans-Elect, for consistency and to reduce costs.

          Inventory management will be coordinated, with the benefits of reduced inventory accruing to both of Trans-Elect's utility subsidiaries and their customers. This is one area where significant scale economies can be realized. For example, the purchase of IETC will include a large spare transformer worth approximately $2,000,000. METC does not yet own a spare transformer. Since the IETC spare transformer's size and voltage is the same as that needed on the METC system, the IETC spare could act as a spare for both systems. Similar scale economies can be had in the areas of spare tower retention, protective relay spares, and circuit breaker parts, just to name a few.

          Trans-Elect will coordinate billing activities within the two companies, since both will be members of the same RTO, and thus will operate with identical billing protocols. This coordination is likely to save several staff positions between the companies.

          Planning, asset management, and operations personnel in the two companies will plan annual work schedules within their company to take advantage of the scale economies that exist within the "surge" capability of the other company. In other words, workload in each company may peak at a time different than its associate utility company, allowing for the sharing of personnel capabilities in a way that each could not achieve on its own. The coordination of this activity will be done by Trans-Elect's Director of Operations.

2.       Integrated Utility System


          Section 2(a)(29)(A) of the Act defines the term "integrated public utility system," as it applies to electric utility systems as follows:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          This definition creates a four-part test that must be satisfied before the Commission will find that an acquisition of securities will result in an integrated electric system. The elements of this test are as follows:

     o the utility assets of the system are physically interconnected or capable of physical interconnection;

     o the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     o the system must be confined in its operations to a single area or region; and

     o the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          Trans-Elect is the first independent transmission company in the United States, and the proposed Trans-Elect system will be the first registered holding company system to consist exclusively of transmission assets. However, the Act fully provides for a system of this type, and the Trans-Elect system can easily comply with the four-part test set forth above.

          The concept of system integration has been applied primarily in the context of traditional vertically-integrated utility systems. Vertical integration, however, is not a necessary element of system integration under
Section 2(a)(29)(A). On the contrary, that section speaks of "a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities . . . ." (emphasis added) The Commission therefore has found that an integrated system "may consist of 'one or more units' of only one or two of the three types of electric facilities." Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). The Commission further noted that "an integrated system might consist only of generating plants. Section 2(a)(29)(A) does not require that an integrated system with generating plants must have transmission lines or distributing facilities to distribute the electric energy produced to retail or wholesale customers." Id. This conclusion becomes especially important under current circumstances where functional and corporate unbundling of vertically-integrated systems increasingly has become a fundamental feature of electric utility industry organization.

          For at least the last decade, the most important trend in the electric utility industry has been the emergence of competition. This trend began with the recognition that electric generation operations do not constitute a natural monopoly and the emergence of an independent generation industry spurred by new economies of scale that allow smaller facilities to be competitive. The unbundling of generation and transmission operations has become an essential component of implementing competition. Transmission operations continue to be viewed as a natural monopoly, and unbundling facilitates separation of economic components of market-based from regulated operations. Unbundling makes possible the ongoing economic calculation characteristic of market-based operations. From a regulatory standpoint, the separation of transmission from generation operations is a precondition to nondiscriminatory transmission access for all competitive generators.

          Indeed, this separation of transmission from generation operations is the cornerstone of the FERC's effort to create a Standard Market Design for the wholesale electric marketplace. See SMD NOPR, supra. As the FERC explained in the SMD NOPR, its efforts to separate transmission from generation functionally
- i.e., unbundle the operations of traditional vertically integrated utilities - began with the issuance of Order No. 888,25 which required all public utilities to provide open access transmission services. The FERC then issued Order No. 2000, which set forth the FERC's objective "for all transmission owning entities in the Nation, including non-public utility entities, to place their transmission facilities under the control of appropriate regional transmission institutions [RTOs] in a timely manner."26

          Taken together, the FERC's actions are expressly intended to encourage, if not compel, the formation of independent companies to own or control the nation's electric transmission systems. The formation of Trans-Elect is a direct result of this shift in FERC market policy.

          The Commission also has dealt with unbundling in a number of cases, concluding that market restructuring places the Act's integration requirements in a new perspective. For example, in Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002), the Commission considered the impact of unbundling a vertically integrated utility holding company required by state law. That case involved the reorganization of Reliant's utility subsidiaries into separate generation and transmission/distribution operations. Although the generation facilities would remain interconnected through the transmission/distribution facilities, state law required that all coordination among their respective operations cease. In short, the law required that they operate independently of each other. The Commission, nevertheless, found that such an absence of coordination among subsidiary operations did not "preclude a finding" that each of the subsidiaries operated an integrated system where the other requirements of Section 2(a)(29)(A) were satisfied.

--------------------
25 Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Stats. & Regs. Paragraph 31,036 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274
          (March 14, 1997), FERC Stats. & Regs. Paragraph 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC Paragraph 61,248 (1997), order on reh'g, Order NO. 888-C, 82 FERC Paragraph 61,046 (1998), aff'd in relevant part, remanded in part on other grounds sub nom., Transmission Access Policy Study Group, et al. v. FERC, 224 F.3d 667 (D.C. Cir. 2000), aff'd sub nom., New York v. FERC, 122 S. Ct. 1012
          (2002).

26 Regional Transmission Organizations, Notice of Proposed Rulemaking, 64 Fed. Reg. 31,389 (May 13, 1999), FERC Stats. & Regs. Paragraph 32,541 at 33,685 (1999), promulgated in Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809 (January 6, 2000), FERC Stats. & Regs. Paragraph 31,089 (1999), order on reh'g, Order No. 2000-A, 65 Fed. Reg. 12,088 (February 25, 2000), FERC Stats. & Regs Paragraph 31,092 (2000), petitions for review dismissed, Public Util. Dist. No. 1 of Snohomish Co., Washington v. FERC, 272 F.3d 607 (D.C. Cir. 2001).

          Just as the Reliant case shifts somewhat the perspective from which coordination is viewed, Trans-Elect's post-registration system shifts the significance of the Act's interconnection requirement somewhat. The operations of METC and IETC will be highly coordinated through a single RTO, but the sense in which they will be interconnected takes on new meaning. Historically, the Commission has considered transmission assets as a means by which other types of assets, primarily generation assets, are interconnected. Coordinated operations involved the simultaneous operation of such interconnected facilities. Trans-Elect, however, will have no generation assets and, instead, will own only transmission facilities used to interconnect, in the traditional sense, generation facilities owned by others. However, from Trans-Elect's perspective, its facilities clearly will be not only capable of interconnection but fully interconnected through a single RTO for operational purposes.

          In fact, Trans-Elect's own transmission assets, while not contiguous, will be part of a larger set of facilities that together operate very much as a single integrated and interconnected system. As noted above, METC currently is a member of, and IETC has committed to join, MISO, which has been recognized as an RTO by the FERC.27 Thus, transmission service over both the METC and IETC transmission facilities will be provided by a single RTO under a single regional open access tariff on file with FERC as part of a single integrated system, as required by the Act.

          Moreover, Commission policy developed in the context of more traditional systems supports viewing the Trans-Elect companies as a single interconnected system. The Commission has allowed holding companies to rely on participation in power pools to satisfy the physical interconnection requirement. In such situations, the Commission has focused on the actual ability of the holding company systems to access third-party transmission lines and has found that so long as there is an ability to use third-party lines, those paths are sufficient to satisfy the physical interconnection requirement.28 The Commission has also found that the interconnection requirement was satisfied through participation in a tight power pool, where the companies were indirectly interconnected through the pool transmission facilities.29

--------------------
27 See Midwest Indep. Transmission Sys. Operator, Inc., 97 FERC Paragraph 61,326 (2001).

28        Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29,
          1986).

29        See Unitil Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992);
          Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998).

          This understanding was recently reiterated by the United States Court of Appeals for the District of Columbia Circuit in its review of the Commission's order in the AEP/CSW merger case.30 Most recently, the Commission found in approving the merger of Potomac Electric Power Company with Conectiv the Act's interconnection requirement was satisfied where transmission paths between the applicants would be accessible through the PJM Open Access Transmission Tariff, which requires PJM to provide open access to the PJM members' transmission lines to all parties requesting service so long as capacity is available.31 Thus although Trans-Elect will not possess generation facilities that require interconnection, its operations will take place within structures that the Commission has viewed as allowing parties with generation facilities to meet the interconnection requirement.

          The Trans-Elect system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Michigan and Illinois. The Commission has consistently found that utility systems spanning multiple states can satisfy the single area or region requirement of the Act. For example, the Entergy and Southern systems cover portions of four states, and the Commission has also approved systems covering six states.32 Trans-Elect's ownership of transmission assets in two Midwestern states in close proximity with each other raises no issue with respect to the single area or region requirement.

          The Trans-Elect system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission has treated localized management in terms of: (i) responsiveness to local needs,33 (ii) whether management and directors were drawn from local utilities,34 (iii) the preservation of corporate identities,35 and (iv) the ease of communications.36

--------------------
30        Nat'l Rural Elec. Coop. Ass'n, v. SEC, 276 F.3d 609 (D.C. Cir. 2002).

31        Pepco Holdings Inc., et al., Holding Co. Act Release No. 27553 (July
          24, 2002).

32        Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993);
          Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1998); New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving system covering six states).

33 See American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers").

34 See Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric

          The new Trans-Elect system will evidence examples of all the criteria that demonstrate the advantages of localized management. METC and IETC will operate through regional offices with local service personnel and line crews available to respond to customers' needs. Trans-Elect's business plan calls for the attraction, and retention, of management from the selling utility. This approach provides expertise and familiarity with local weather and load patterns, state and local regulatory nuances, and local labor issues. Local management content also provides an excellent starting point for the analysis of how to extract maximum value from the existing assets, and how best to apply system enhancements for maximum stakeholder benefit.

          In the case of METC, three of the top six positions in the company were filled from the selling company. In addition, two of the remaining three top positions were filled with hires from directly connected neighboring utilities. Trans-Elect expects that three, and perhaps as many as four, of the top five positions at IETC will be filled with candidates from the selling utility. In addition, the makeup of the remaining workforce is overwhelmingly local in origin. In the case of both METC and IETC, Trans-Elect agreed to absorb all the employees which were directly displaced by the sale of the transmission assets. In addition, Trans-Elect entered into five-year operation, maintenance, and inspection agreements with the selling companies. This ensured that the employees most familiar with the assets continued to deal with them on a daily basis in the field.

--------------------
          utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21, 1990) ("Northeast")
          (advantages of localized management would be preserved in part because the board of a New Hampshire utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents").

35 See Northeast (utilities "will be maintained as separate New Hampshire corporations. . .[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10, 1941) (benefits of local management maintained where the utility to be added would be a separate subsidiary)

36 See American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation.").

          Finally, communication and data handling technology today will permit Trans-Elect to obtain the benefits of centralization, without the need for employees performing these functions to be at the same location. This is especially true in the areas of finance and customer billing, electric system planning, and tariff administration. Thus, the Acquisition will preserve all the benefits of localized management of METC and IETC.

          As noted above, the IETC and METC transmission assets will be operated under the overall supervision and control of a single RTO that will require and ensure that the IETC and METC facilities be operated on an integrated basis. The RTO will be responsible for coordinating expansion planning, centralized tariff administration, and the development of information system networks on behalf of all transmission owners within its territory. Such coordination is fully consistent with the Commission's integration precedent, which looks beyond simple coordination of day-to-day utility operations to a broader range of corporate functions and activities.37

          Section 2(a)(29)(A) requires a coordinated system to be "economically operated." Thus, the Commission analyzes whether the coordinated system achieves economies and efficiencies.38 Trans-Elect expects to realize significant economies and efficiencies as a result of the Acquisition. In the area of staffing, the consolidation of operations will permit substantial savings. In the area of inventory and spare parts, the acquisition of IETC will delay indefinitely the need to acquire a spare transformer for the METC operation, since a spare transformer is part of the purchase of IETC. The spare can service both companies, which will result in substantial savings. In the accounting

--------------------
37        See, e.g., General Public Utilities Corp., Holding Co. Act Release No.
          13116 (Mar. 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Holding Co. Act Release No. 11782 (March 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied,
          354 U.S. 928 (1957) (integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); The North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired).

38        See, e.g., City of New Orleans v. SEC, 969 F.2d 1163, 1168 (D.C. Cir.
          1992) (the term "economically" means "that facilities, in addition to their physical interconnection, be consolidated so as to take advantage of efficiencies").

area, the same accounting software as is used at METC will be implemented at IETC, along with the retention of the same real estate management firm, and the same environmental program management company.39 Finally, the use of the internal work process design template developed for METC will create significant savings at IETC over what would otherwise have been expected.

          Section 11(b)(1) of the Act also requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." The only other Trans-Elect business that requires consideration in this respect is TE Path 15. That company engages in utility facility development activities of the type described in Commission Rule 58(b)(1)(vii) under the Act. It thus constitutes a company that is reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system.

          Finally, the Acquisition will not impair the effectiveness of regulation. The operations of both METC and IETC will be under the exclusive jurisdiction of FERC with respect to the provision of electric transmission services, and these activities will not be subject to regulation by any state utility commission. The ICC will have limited jurisdiction over IETC activities, e.g., facility siting and exercise of eminent domain rights. This regulation, however, does not extend to IETC's transmission operations and tariff determination, which are regulated by the FERC. The Acquisition will not affect the jurisdiction of the FERC or ICC.

          Under Section 10(f), the Commission is required to find that the Acquisition has complied with all applicable state laws prior to granting its approval. The Purchase Agreement makes receipt of all regulatory approvals a condition precedent to completing the Acquisition. The Applicants, along with Illinois Power, have filed or intend to file applications with the FERC and the ICC seeking approval for relevant aspects of the Acquisition, as well as made filings pursuant to the HSR Act. When the approvals and/or orders regarding these applications and filings have been received, the Acquisition will comply with Section 10(f).

3.       Section 11(b)(2) Issues

          Section 11(b)(2) includes two principal requirements. First, it directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Second, it requires registered holding companies to take such action as the Commission finds necessary to ensure that registered holding company systems ultimately are

--------------------
39        Trans-Elect's practice is to outsource its non-core functions.

restructured to include no more than two tiers of holding companies. This restriction is sometimes referred to as the "great-grandfather clause" of
Section 11(b)(2). 40

          However, the existence of a company in a holding company system violates Section 11(b)(2) only if it causes unnecessary or undue complications. The Commission has interpreted Section 11(b)(2) to require the elimination of any holding company that serves no useful purpose or economic function. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991); Peoples Gas Light and Coke Co., Holding Co. Act Release No. 15929 (Dec. 22,
1967); Voting Trustees of Granite City Generating Co., Holding Co. Act Release No. 14739 (Nov. 5, 1962).

          Trans-Elect proposes to have two levels of holding companies interposed between it and each of METC and IETC. Each of METC and IETC is a limited liability company and each has a single member. In the case of METC, that member is MTH, and in the case of IETC it is Illinois Transco Holdings, LP. Each of these limited partnerships has a single general partner, and that general partner is a direct wholly-owned subsidiary of Trans-Elect. In the case of MTH, the general partner is TEM. In the case of Illinois Transco Holdings, LP, the general partner is Trans-Elect Illinois, LLC. Each of MTH and Illinois Transco Holdings, LP has a limited partner that owns a passive economic interest in the partnership. In the case of MTH, the limited partner is an indirect wholly-owned subsidiary of General Electric Capital Corporation. In the case of Illinois Transco Holdings, LP, the limited partner will be a subsidiary of Highstar.41 This corporate structure is presented in diagram form in Exhibit E-2 to this Application/Declaration.

          Trans-Elect has determined that this structure creates substantial benefits and therefore serves a useful function that justifies its retention. By using a wholly-owned subsidiary of Trans-Elect as the general partner of the partnership that owns the utility operating company (rather than having

--------------------
40 The great-grandfather clause of Section 11(b)(2) provides that "the Commission shall require each registered holding company (and any company in the same holding-company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company."

41 It should be noted this structure will exist only until completion of the "roll up" described in note 16. A roll up will eliminate one holding company level and thus will eliminate a "great-grandfather" structure within the chain of ownership for the operating company in question.

Trans-Elect itself be the general partner), Trans-Elect will be able to cordon off any risk associated with one set of transmission assets from the other set of transmission assets. This structure also allows Trans-Elect to place debt at both the limited partnership level and at the utility operating company level, which allows a more efficient capital structure. The retention of these companies therefore will contribute to the positive future financial condition the Trans-Elect holding company system.

          In addition, this proposed structure will not lead to any of the abuses the Act was intended to prevent. Trans-Elect will own, directly or indirectly, all of the voting securities of the utility operating companies and all intermediate holding companies. There thus should be no question as to whether voting power will be equitably and fairly distributed among the security holders. Moreover, the limited partners that own interests in the direct parents of the utility operating companies are experienced institutional investors; there are no public investors in Trans-Elect or its utility subsidiaries at this time.

          Finally, although TEM and Trans-Elect Illinois, LLC will have an important economic purpose, they will have minimal operational functions. As intermediate holding companies, they will be largely conduits between Trans-Elect and its transmission utility operating subsidiaries with respect to capital contributions and, if any, dividends. Trans-Elect management does not anticipate that these companies will be involved in any intra-system financing other than loans and/or guarantees, if any. Moreover, Trans-Elect management does not anticipate that these companies will engage in securities transactions (except as noted in the previous sentence); acquire securities, utility assets or other interests; or enter into or take any step in the performance of any service, sales, or construction contract. They will continue to make, keep and preserve accounts and records and make any required reports to the Commission and other appropriate agencies.

          For these reasons, the minimal complications that an extra level of holding companies will create in the Trans-Elect holding company structure will be neither "unnecessary" nor "undue." To the contrary, any minor complications that will create substantial economic benefits without in any way imposing any risks or costs on investors or consumers. The proposed structure therefore will not result in a "highly-pyramided and complex holding company system" at odds with the purposes of the Act.

F.       Post-Acquisition Financing

          Trans-Elect requests authority, to the extent such transactions are not otherwise exempt under the Act, for: (i) a program of external financing;
(ii) intrasystem credit support arrangements; and (iii) interest rate hedging measures. Trans-Elect is requesting approval for each of the proposals contained herein for the period through December 31, 2006 (the "Authorization Period").

The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including:
(i) financing, in part, investments by and capital expenditures of Trans-Elect and its subsidiaries; (ii) funding of future investments in any foreign utility company ("FUCO") or energy-related or gas-related company within the meaning of Rule 58 ("Rule 58 Company"); (iii) the repayment, redemption, refunding or purchase by Trans-Elect or any subsidiary of its own securities; and, (iv) financing working capital requirements of Trans-Elect and its subsidiaries and for any other lawful corporate purposes. Given the nature of its business as an independent transmission company, Trans-Elect will not acquire interests in exempt wholesale generators ("EWGs") or exempt telecommunications companies.

          The aggregate principal amount of securities issued pursuant to the investment authority sought in this Application/Declaration that will be outstanding at any one time during the Authorization Period will not exceed $1.5 billion (the "Financing Cap").

          Trans-Elect represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding, in a separate proceeding, or in accordance with an available exemption under the Act or rules thereunder, including Section 33 and Rule 58. Applicants represent that they will not seek to recover through higher rates to METC's or IETC's customers losses attributable to any operations of its non-utility subsidiaries.

1.       External Financing

                  a.       Trans-Elect

          Trans-Elect proposes to issue and sell from time to time common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued by Trans-Elect during the Authorization Period will not exceed $100 million, and the issuance of any such securities will be counted against the proposed Financing Cap.

          METC and IETC also may issue and sell from time to time common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities in connection with a refinancing of these entities. The aggregate amount of all such securities issued by METC and IETC during the Authorization Period will not exceed $600 million, and the issuance of any such securities will be counted against the proposed Financing Cap.

          The following discussion on forms of external financing applies to Trans-Elect, METC and IETC.

Common Stock

          Trans-Elect proposes to issue and sell common stock pursuant to underwriting agreements of a type generally standard in the industry. Common stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Trans-Elect also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), warrants, or other stock purchase rights that are exercisable for common stock and to issue common stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

          Trans-Elect may issue and sell common stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of common stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Trans-Elect) or directly by one or more underwriters acting alone. Common stock may be sold directly by Trans-Elect or through agents designated by Trans-Elect from time to time. If dealers are utilized in the sale of common stock, Trans-Elect will sell such securities to the dealers, as principals. Any dealer may then resell such common stock to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Trans-Elect may grant the underwriters thereof a "green shoe" option permitting the purchase from Trans-Elect at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          Trans-Elect also requests authority to issue common stock, performance shares options, SARs, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies Trans-Elect is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If common stock or other securities linked to common stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the common stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed Financing Cap.42

Long-term Debt and other
------------------------
Preferred or Equity-Linked Securities
-------------------------------------

          Trans-Elect further requests authorization to issue, directly or indirectly through one or more financing subsidiaries ("Financing Subsidiaries"), long-term debt and, indirectly through one or more Financing Subsidiaries, other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of long-term debt or other preferred or equity-linked securities will enable Trans-Elect to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act.43

          Preferred or equity-linked securities may be issued by one or more Financing Subsidiaries in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Trans-Elect's board of directors. The dividend rate on any series of preferred or equity-linked securities will at the time of issuance be a competitive rate in relation to a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of common stock.

--------------------
42 The Commission previously has approved the issuance of common stock as consideration for assets or securities of other companies acquired in authorized or exempt transactions. See, e.g., Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999); SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

43 Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, and Rule 58 Companies). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).

          Long-term debt of Trans-Elect may be in the form of unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (i) may be convertible into any other securities of Trans-Elect, (ii) will have a maturity ranging from one to 50 years, (iii) will bear interest at a competitive rate in relation to a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and (vii) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Trans-Elect and a national bank, as trustee. Long-term debt of Trans-Elect also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will be competitive under market conditions prevailing at the time of issuance.

          Trans-Elect contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

          Finally, Trans-Elect undertakes that without further Commission authorization it will not issue any preferred or equity-linked securities or any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

Short-Term Debt
---------------

          To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Trans-Elect may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will be competitive under market conditions prevailing at the time of issuance for maturities of one year or less.

          Specifically, Trans-Elect may sell, directly or indirectly, commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Trans-Elect expects that the dealers acquiring commercial paper from Trans-Elect will reoffer such paper at a discount to corporate, institutional and sophisticated individual investors. Trans-Elect anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

          Trans-Elect also proposes to establish, directly or indirectly, bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. Trans-Elect also may engage, directly or indirectly, in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

                  b. METC and IETC
                     -------------

          In addition to the external financing authority requested above, METC and IETC each requests authorization to issue and sell from time to time during the Authorization Period notes and other evidence of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $30 million and the issuance and sale of any such securities will be counted against the proposed Financing Cap. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Trans-Elect, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of METC and IETC authorized in this proceeding will be competitive under market conditions prevailing at the time of issuance for maturities of one year or less. The issuance by METC and IETC of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by a state commission.

                  c.       Non-Utility Subsidiaries
                           ------------------------

          Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of energy-related or otherwise functionally-related non-utility businesses.44 In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financing transactions will be exempt from prior Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loan by a Non-Utility Subsidiary to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Non-Utility Subsidiary making a borrowing is not wholly-owned by Trans-Elect, directly or indirectly, and does not sell goods or services to METC or IETC, then the Applicants request authority to make loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.45 Applicants make this request because if Trans-Elect or a Non-Utility Subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly-owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Trans-Elect or other lending Non-Utility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Trans-Elect will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction.

--------------------
44 As used in this Application/Declaration, the term "Nonutility Subsidiaries" means (i) each of the existing nonutility subsidiaries of Trans-Elect and their respective subsidiaries and (ii) after Trans-Elect registers as a public utility holding company pursuant to
          Section 5 of the Act, any direct or indirect nonutility company acquired or formed by Trans-Elect or its nonutility subsidiaries in a transaction that has been approved by the Commission or otherwise exempt under the Act or rules thereunder.

45 The Commission has granted similar authority to another registered holding company. See WGL Holdings, Inc., Holding Co. Act Release No. 27253 (2000).

2.       Guarantees and Other Forms of Credit Support

          Trans-Elect further proposes to enter into guarantees and other forms of support agreements on behalf, or for the benefit, of any Subsidiary during the Authorization Period in an aggregate principal amount not to exceed $100 million outstanding at any one time. The total amount of these guarantees and other forms of credit support will be counted against the proposed Financing Cap.46 Applicants also request authorization for Non-Utility Subsidiaries to provide credit support on behalf, or for the benefit, of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $100 million outstanding at any one time, which also will be counted against the proposed Financing Cap, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

                  a.       Trans-Elect
                           -----------

          Trans-Elect requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Trans-Elect Guarantees") on behalf, or for the benefit, of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $100 million outstanding at any one time. The total amount of these Trans-Elect Guarantees will be counted against the proposed Financing Cap. Subject to this limitation, Trans-Elect may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. Trans-Elect proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Trans-Elect Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.47

                  b. METC and IETC
                     -------------

          Applicants also request authorization for METC and IETC to provide guarantees and other forms of credit support ("Operating Company Guarantees") on behalf of or for the benefit of their respective subsidiaries, if formed, in an

--------------------
46 As used in this Application/Declaration, the term "Subsidiary" means METC, IETC and the Non-utility Subsidiaries.

47 The Commission previously has authorized registered holding companies to recoup from any subsidiary the actual cost of obtaining the liquidity necessary to perform under a guarantee issued on behalf of such subsidiary. See e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).

aggregate principal amount not to exceed $100 million outstanding at any one time for each of METC and IETC. The total amount of these Operating Company Guarantees will be counted against the proposed Financing Cap. METC or IETC may charge any subsidiary a fee for each guarantee provided on its behalf determined in the same manner as specified in Item III.F.2.a above.

                  c.       Non-Utility Subsidiaries
                           ------------------------

          In addition, Applicants request authorization for Non-Utility Subsidiaries to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $100 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The total amount of these Non-Utility Subsidiary Guarantees will be counted against the proposed Financing Cap. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified in Item III.F.2.a above.

3.       Hedging Transaction

          Trans-Elect and, to the extent not exempt pursuant to Rule 52, the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          Applicants will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain

Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (the "FASB").48

G.       Other Financing Transactions

          Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of non-utility companies; (iii) the payment of dividends out of capital or unearned surplus by Non-Utility Subsidiaries; and, (iv) sales and service agreements between the Subsidiaries, to the extent no otherwise permitted or exempt by rule.

1.       Changes in Capital Stock of Subsidiaries

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Trans-Elect or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Trans-Elect or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the state or states in which such utility subsidiary is incorporated and doing business.49

--------------------
48 The proposed terms and conditions of the Interest Rate Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); SCANA Corporation, Holding Co. Act Release No. 27137 (February 14, 2000).

49 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

2.       Financing Subsidiaries

          Trans-Elect and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Trans-Elect and the Subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of METC and IETC will dividend, loan or transfer proceeds of financing only to METC and IETC, respectively. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Trans-Elect would mirror the terms of those securities.50 Trans-Elect may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Trans-Elect Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item III.F.2 above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Trans-Elect Guarantees or Subsidiary Guarantees, as the case may be.

3.       Intermediate Subsidiaries

          Trans-Elect requests authority to acquire, directly or indirectly through a Non-Utility Subsidiary, the securities of one or more new intermediate

--------------------
50 The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20,
          2001).

subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more FUCOs or Rule 58 Companies or other non-exempt Non-Utility Subsidiaries51 (as authorized in this proceeding or in a separate proceeding). Trans-Elect also requests authority for these new intermediate subsidiaries, as well the intermediate subsidiaries existing prior to the Reorganization (collectively, the "Intermediate Subsidiaries"), to provide management, administrative, project development and operating services52 to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to
Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

         (i) A FUCO that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

         (ii)     A Rule 58 Subsidiary or any other Non-Utility Subsidiary that
                  (a) is partially-owned by Trans-Elect, provided that the ultimate purchaser of such goods or services is not METC or IETC (or any other entity that Trans-Elect may form whose activities and operations are primarily related to the provision of goods and services to METC and IETC), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to a FUCO subsidiary, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.53

--------------------
51 As used in this Application/Declaration, the term "non-exempt Nonutility Subsidiaries" includes any Trans-Elect non-utility associate company that does not qualify for exemption under the statutory provisions of the Act or the rules thereunder.

52 The source of such services initially would be Trans-Elect, METC or IETC, in accordance with the interim authority requested below. It is contemplated that once a subsidiary service company is formed, such services will be provided by the service company, as authorized by the Commission.

53 Similar authority has been granted to a number of registered holding companies. See, e.g., Exelon Corp., Holding Co. Act Release No. 27256
          (2000); New Century Energies, Holding Co. Act Release No. 27212
          (2000); Nisource Inc., Holding Co. Act Release No. 27265 (2000).

          Trans-Elect may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Trans-Elect may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities of one Non-Utility Subsidiary to another such subsidiary. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,54 Trans-Elect hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Trans-Elect's ownership interests in existing and future Non-Utility Subsidiaries.55 Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Intermediate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Trans-Elect will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

4. Payment of Dividends out of Capital and Unearned Surplus

          Trans-Elect also proposes, on behalf of each of its current and future non-exempt Non-Utility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, no non-exempt Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Non-Utility Subsidiary derives any material part of its revenues from the sale of goods, services, electricity or natural gas to METC or IETC. Trans-Elect requests that the Commission reserve

--------------------
54        Sections 12(c), 32(g), 33(c)(1) and 34(d), and Rules 43(b), 45(b),
          46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

55 The Commission has granted similar authority to another holding company. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).

jurisdiction over dividends paid by any such non-exempt Non-Utility
Subsidiary.56

          Trans-Elect anticipates that there will be situations in which one or more Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Trans-Elect were to purchase all of the stock of a Rule 58 Company, and following such acquisition the Rule 58 Company incurs non-recourse borrowings, some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Rule 58 Company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Trans-Elect or its other parent.

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Rule 58 Company, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds. Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          Trans-Elect, on behalf of each current and future non-exempt Non-Utility Subsidiary, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Trans-Elect also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

--------------------
56 The Commission has granted similar approvals, subject to such reservation of jurisdiction, to other registered holding companies. See The Southern Company, Holding Co. Act Release No. 26738 (July 2,
          1997).

H.       Intrasystem Service Arrangements

          Trans-Elect is in the process of evaluating the most economical and effective manner of providing support services to its Subsidiaries following its registration with the Commission under the Act. Currently, Trans-Elect intends to file with the Commission not later than twelve months following the closing of the Acquisition an application/declaration seeking authority to create a service company and to implement the final support service structure for the Trans-Elect system. Until such time as that application/declaration is made effective by the Commission, Applicants request authorization pursuant to
Section 13(b) of the Act and rules thereunder for Trans-Elect, IETC, METC, and the Non-Utility Subsidiaries, after Trans-Elect's registration with the Commission, to provide on an interim basis support services, as well as sell goods, to each other and to Trans-Elect consistent with current practice (as well as services and goods of a substantially similar nature) and pricing arrangements, described above.57

I.       Tax Allocation Agreement

          The Applicants ask the Commission to approve the entering into and maintenance of an agreement for the allocation of consolidated tax among the companies within the Trans-Elect system (the "Tax Allocation Agreement"). Approval is necessary to comply with the requirements of Section 12 and Rule 45(c). A copy of the proposed Tax Allocation Agreement is filed as Exhibit B-2.

          Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required

--------------------
57        The Commission has provided an exemption from the requirements of
          Section 13(b) as necessary to permit to a newly-formed registered holding company to continue its existing service arrangements for an interim period of up to 14 months during the formation and development of a mutual service company. See Exelon, Holding Co. Act Release No. 27256 (Oct. 19, 2000). In this matter, the 14 month period would extend from the date of the Commission's order permitting this Application to become effective, unless otherwise amended.

for a tax allocation agreement between eligible associate companies in registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

         The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

          Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a). In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act. Holding Co. Act Release No. 21968 (Mar. 18, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482.

          It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare
Section 12(a) of the Act.

J.       Rule 54 Analysis

          The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs (EWGs and FUCOs are referred to as "Exempt Projects" for purposes of this analysis under Rules 53 and 54) in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. Trans-Elect meets these standards. As noted above, Trans-Elect will not acquire any interests in EWGs. All references to EWGs in this section of this Application/Declaration are solely for the purpose of making the representations required by Rules 53 and 54 and should not be interpreted as suggesting any intention on the part of Trans-Elect to acquire interests in EWGs.

          Rule 53(a)(1): Following the Acquisition, Trans-Elect's aggregate investment in Exempt Projects will be $10 million. Trans-Elect currently has negative consolidated retained earnings due to its status as a development company. However, Trans-Elect expects to have retained earnings in the near future and therefore requests authority to retain its current $10 million investment in Exempt Projects and to invest an additional $25 million in Exempt Projects.

          Rule 53(a)(2): Trans-Elect will maintain books and records enabling it to identify investments in and earnings from each Exempt Project in which it directly or indirectly acquires and holds an interest. Trans-Elect will cause each domestic Exempt Project in which it acquires and holds an interest, and each foreign Exempt Project that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2 percent of Trans-Elect employees will, at any one time, directly or indirectly, render services to Exempt Projects.

          Rule 53(a)(4): Trans-Elect has no retail customers, and the requirements of Rule 53(a)(4) are not applicable to it.

K.       Certificates of Notification

          Trans-Elect proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this

Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

         (i) The sales of any common stock by Trans-Elect and the purchase price per share and the market price per share at the date of the agreement of sale;

         (ii) The total number of shares of common stock issued or issuable under options granted during the quarter [under any Stock Plan or otherwise];

         (iii) If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

         (iv) The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Trans-Elect;

         (v) The amount and terms of any Short-term Debt issued by Trans-Elect, IETC or METC during the quarter;

         (vi) The name of the guarantor and of the beneficiary of any Trans-Elect Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

         (vii) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

         (viii) The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

         (ix) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

         (x) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

         (xi) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Trans-Elect, that has engaged in any jurisdictional financing transactions during the quarter.

ITEM IV.  REGULATORY APPROVAL

          In addition to required Commission approvals, the FERC and the ICC have jurisdiction over various aspects of the Acquisition. In addition, Trans-Elect [has filed/will file] notification and report forms under the HSR Act with the DOJ and the FTC with respect to the Acquisition.


ITEM V.  PROCEDURE

          Trans-Elect respectfully requests that the Commission issue and publish not later than March 3, 2003 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than March 25, 2003 by which comments may be entered and a date not later than June 2, 2003 as a date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

          Trans-Elect hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS

         A.       Exhibits

A-1      Articles of Incorporation of Trans-Elect*

A-2      By-laws of Trans-Elect*

A-3      Operating Agreement of METC*

A-4      Operating Agreement of IETC*

A-5      Trans-Elect Organizational Chart*

B-1      Asset Purchase Agreement*

B-2      Tax Allocation Agreement*

D-1      Application to the FERC*

D-2      Order of FERC*

D-3      Application to the ICC*

D-4      Order of the ICC*

D-5 Commission No-Action Letter Concerning General Electric Capital Corporation limited partnership interest in MTH.*

E-1      Map of the Trans-Elect system*

E-2      Post-Acquisition Organizational Chart*

F-1      Preliminary Opinion of Counsel*

F-2      Past-Tense Opinion of Counsel*

G        Form of Notice

         B.       Financial Statements58

FS-1     Trans-Elect Consolidated Balance Sheet as of December 31, 2002*

FS-1A    Trans-Elect Consolidated Balance Sheet as of September 30, 2002*

FS-1B Pro Forma Trans-Elect Consolidated Balance as of December 31, 2002 to reflect acquisition of IP Assets*

FS-2 Trans-Elect Consolidated Statement of Income for the 12 months ended December 31, 2002*

FS-2A Trans-Elect Consolidated Statement of Income for the 3 months ended September 30, 2002*

FS-2B Pro Forma Trans-Elect Consolidated Statement of Income for the 12 months ended December 31, 2002 to reflect acquisition of IP Assets*

FS-3     METC Consolidated Balance Sheet as of December 31, 2002*

--------------------
58        IETC is a newly formed company that currently has nominal assets.
          Financial statements are thus not available for it at this time.

FS-3A    METC Consolidated Balance Sheet as of September 30, 2002*

FS-4 METC Consolidated Statement of Income for the 12 months ended December 31, 2002*

FS-4A METC Consolidated Statement of Income for the 3 months ended September 30, 2002*

* To be filed by amendment

ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Acquisition will not involve major federal action significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. Consummation of the Acquisition will not result in changes in the operations of Trans-Elect or its subsidiaries that would have any significant impact on the environment. To Trans-Elects' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                          TRANS-ELECT, INC.


                                          By: /s/ Sharon Heaton
                                              -----------------
                                              Sharon Heaton
                                              Vice President and Secretary


                                          ILLINOIS ELECTRIC TRANSMISSION
                                            COMPANY, LLC

                                          By: Illinois Transco Holdings, Limited
                                              Partnership, its sole member

                                          By: Trans-Elect Illinois, LLC,
                                              its General Partner


                                          By: /s/ Martin R. Walicki
                                              ---------------------
                                              Martin R. Walicki
                                              Senior Vice President/Finance


                                          MICHIGAN ELECTRIC TRANSMISSION
                                            COMPANY, LLC

                                          By: Michigan Transco Holdings, Limited
                                              Partnership, its sole member

                                          By: Trans-Elect Michigan, LLC,
                                              its General Partner


                                          By: /s/ Martin R. Walick
                                              ---------------------
                                              Martin R. Walicki
                                              Senior Vice President/Finance

Date:  January 29, 2003